UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-11176

CUSIP NUMBER:  400491106

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

GRUPO SIMEC, S.A.B. DE C.V.
Full Name of Registrant

N/A
Former Name if Applicable

Av. Lázaro Cardenas 601
Address of Principal Executive Office (Street and Number)

Colonia la Nogalera, Guadalajara, Jalisco, México 44440
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Simec, S.A.B. de C.V. (the “Company”) hereby submits this Notification of Late Filing on Form 12b-25 concerning its Annual Report on Form 20-F for the fiscal year ending December 31, 2024 (the “Form 20-F”). The Company regrets its inability to file the Form 20-F within the designated timeframe due to ongoing additional procedures and analyses related to its disclosure and internal controls and requiring additional time to finalize its consolidated financial statements as of and for the year ended December 31, 2024 and ensure adequate disclosure of the information required to be included in the annual report. None of the foregoing can be finalized by the prescribed due date without incurring unreasonable effort and expense.

The Company is diligently continuing these efforts to expedite the completion of the aforementioned procedures and anticipates filing the Form 20-F as promptly as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mario Moreno Cortez	011-52	333770-6700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	The Company filed its Annual Report on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission after the prescribed deadline on November 15, 2024.	☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023. Net income increased from Ps.4.3 billion in 2023 to Ps.10.5 billion in 2024, representing an increase of more than 145%. This increase change was primarily driven by a favorable movement in the foreign exchange result, which improved from a loss of Ps.2.4 billion in 2023 to a gain of Ps.5.6 billion in 2024, as well as a decrease in cost of sales from Ps.52.2 billion in 2023 to Ps.50.6 billion in 2024. Please refer to the Company's report on Form 6-K filed with the SEC on April 30, 2025 for more information on its financial condition and results of operation in 2024

Grupo Simec, S.A.B. de C.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2025	By	/s/ Mario Moreno Cortez
Mario Moreno Cortez Coordinator of Finance

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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